KAREN M. KLEIN (KK 7927)
Attorney for Eva H. Posman,
Chapter 11 Trustee
230 Park Avenue - Suite 2525
New York, New York 10169
(212) 297-9115



UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

In re

UFG INTERNATIONAL, INC., et al.,        Chapter 11
                             Debtors.   Case No. 95 B 43641(JHG)


In re

UNDERWRITERS FINANCIAL GROUP,
INC. f/k/a Chippewa Resources           Chapter 11
Corporation, BRI Holding Corp.,         Case No. 95 B 45774 (JHG)

                             Debtor.    Jointly Administered


                      STIPULATION AND ORDER

         WHEREAS, on December 11, 1995 (the "Petition Date"),
Underwriters Financial Group, Inc. ("UFG") filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code; and

         WHEREAS, by order dated February 2, 1996, the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") approved the appointment of Eva H. Posman as the Chapter 11 trustee (the "Trustee") of UFG's estate; and

         WHEREAS, within one year prior to the Petition Date, pursuant to that certain letter agreement dated February 22, 1995 between UFG and Delta Petroleum Corporation ("Delta"), UFG transferred to Delta 92,117 shares of common stock of Delta owned by UFG, together with 491,300 shares of newly-issued common stock of UFG. UFG made the foregoing transfers (the "Transfers") in satisfaction of indebtedness in the aggregate amount of $1,473,864 allegedly owed by UFG to Delta; and WHEREAS, the Transfers may be avoidable under, inter alia, Sections 547 and/or 548 of the Bankruptcy Code, subject to certain defenses which could be asserted by Delta in the event an avoidance action were initiated; and

         WHEREAS, the Trustee, Delta and Snyder Oil Corporation ("SOCO") are currently negotiating the terms of an agreement (the "Three-Party Agreement") which, if approved by the Bankruptcy Court, would resolve all claims among those parties and enable the UFG estate to liquidate its interest in an additional 888,063 UFG owned shares of Delta stock, in which stock Delta asserts a security interest for the repayment of certain additional obligations allegedly owed by UFG to Delta and to SOCO; and

         WHEREAS, in order to avoid the delay, expense and uncertainty inherent in litigation with regard to the Transfers, and to facilitate the effectuation of the Three Party Agreement, the parties desire to resolve any disputes relating to the Transfers on the terms hereinafter set forth.

NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED, by and between the undersigned, as follows:

         1 . Concurrently with the execution of this Stipulation and Order by the parties hereto, Delta shall deliver to the Trustee 92,117 shares of common stock of Delta and 491,300 shares of common stock of UFG. Delta shall deliver all such stock in fully transferrable form (subject only to such limitations on transfer, if any, as are applicable pursuant to Rule 144 promulgated under the Securities Act of 1933), and the Trustee shall hold such stock in escrow pending its release pursuant to paragraph 2 or paragraph 3 hereof, as the case may be.

         2. Upon the entry of one or more orders of the Bankruptcy Court approving both this Stipulation and Order and the Three-Party Agreement:

         (a) the Delta stock and the UFG stock delivered to the Trustee pursuant to paragraph 1 hereof shall be released from escrow to the Trustee, on behalf of the UFG estate, in full discharge and satisfaction of all claims of the estate against Delta arising from or relating to the Transfers; and

         (b) Delta shall be deemed to have an allowed general unsecured claim in the UFG estate in the amount of $1,473,864.

         3. In the event that the Bankruptcy Court shall not have approved both this Stipulation and Order and the Three-Party Agreement on or before 60 days from the date hereof (or such later date as to which the parties shall agree in writing), then the Delta stock and the UFG stock held in escrow by the Trustee pursuant hereto shall be released and returned to Delta, and the parties shall retain all of their respects rights, claims and defenses with respect to the Transfers.

         4. Delta hereby represents and warrants that it is the sole owner of the shares of stock delivered to the Trustee pursuant to paragraph 1 hereof, that it holds such shares free and clear of any liens, claims or interest s of any other person or entity, and that it has not previously sold, transferred, conveyed or encumbered such shares or any interest therein. These representations and warranties shall survive the delivery of the shares and their release from escrow to the Trustee pursuant hereto.

         5. This Stipulation and Order constitutes the entire understanding .between the parties with respect to the subject matter hereof, and may not be modified or amended except in a writing signed by the party or parties to be charged and approved by the Bankruptcy Court.

         6. This Stipulation and Order shall be binding upon and inure to the benefit of the parties' respective principals, officers, directors, shareholders, employees and agents, and their respective successors and assigns, to the same extent as the parties themselves.

         7. The Bankruptcy Court shall have continuing jurisdiction to enforce this Stipulation and Order and to determine any disputes arising hereunder or related hereto, and the parties hereby consent to the jurisdiction of the Bankruptcy Court for those purposes. All matters relating to the interpretation or enforcement of this Stipulation and Order and any controversy arising with respect hereto shall be determined by the Bankruptcy Court in accordance with the bankruptcy laws of the United States, and, to the extent not covered thereby, then in accordance with the laws of the State of New York.



Dated: New York, New York
       May 23, 1997


                         EVA H. POSMAN, as Chapter 11 Trustee
                         of Underwriters Financial Group, Inc.

                         s/Eva H. Posman, as Trustee


                         DELTA PETROLEUM CORPORATION

                      By:   s/Aleron H. Larson, Jr.
                         Name: Aleron H. Larson, Jr.
                         Title: Chairman/CEO




SO ORDERED this     day of               1997


United States Bankruptcy Judge